UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2012

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On March 8, 2012, NTS Mortgage Income Fund (the "Company) sent an email to its stockholders and another email to certain stockholder fiduciaries announcing that an affiliate of the Company, Bluegreen Investors LLC, mailed a formal tender offer to all of the Company's stockholders on Tuesday, March 6th.

A copy of the body of the emails sent to stockholders and certain stockholder fiduciaries are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and are incorporated in their entirety into this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      99.1   Email to Stockholders
      99.2   Email to Certain Stockholder Fiduciaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:
Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: March 9, 2012

Exhibit 99.1

An affiliate of NTS Mortgage Income Fund, Bluegreen Investors LLC, mailed a formal tender offer to all NTS Mortgage Income Fund stockholders on Tuesday, March 6th.

For your convenience, attached is the complete offer. Please be sure to read the offer in its entirety. If you decide to participate in this offer, please do not hesitate to contact us for assistance.

Respectfully,

Rita K. Martin
Manager, NTS Investor Services



MIF Offer Set
030612.pdf

Exhibit 99.2

An affiliate of NTS Mortgage Income Fund, Bluegreen Investors LLC, mailed a formal tender offer to all NTS Mortgage Income Fund stockholders on Tuesday, March 6th.

For your convenience, attached is the complete offer. Please be sure to review the offer in its entirety with your client. If your client decides to participate in this offer, please do not hesitate to contact us for assistance.

Respectfully,

Rita K. Martin
Manager, NTS Investor Services



MIF Offer Set
030612.pdf